UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                             COX TECHNOLOGIES, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    224056101
                                 (CUSIP Number)


                                 MARCH 19, 2003
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 224056101                                                  PAGE 2 OF 8
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1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only).

     Brian D. Fletcher
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         [X] (a)
                                                                         [ ] (b)
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3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     PF, AF
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States of America
--------------------------------------------------------------------------------
Number of       7.  Sole Voting Power
Shares              1,717,983
Beneficially        ------------------------------------------------------------
Owned by        8.  Shared Voting Power
Each                15,121,667
Reporting           ------------------------------------------------------------
Person With     9.  Sole Dispositive Power
                    1,717,983
                    ------------------------------------------------------------
               10.  Shared Dispositive Power
                    15,121,667
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     16,839,650
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     39.7%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 224056101                                                  PAGE 3 OF 8
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1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only).

     Kurt C. Reid
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         [X] (a)
                                                                         [ ] (b)
--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     PF, AF
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States of America
--------------------------------------------------------------------------------
Number of       7.  Sole Voting Power
Shares              1,717,983
Beneficially        ------------------------------------------------------------
Owned by        8.  Shared Voting Power
Each                15,121,667
Reporting           ------------------------------------------------------------
Person With     9.  Sole Dispositive Power
                    1,717,983
                    ------------------------------------------------------------
               10.  Shared Dispositive Power
                    15,121,667
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     16,839,650
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     39.7%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 224056101                                                  PAGE 4 OF 8
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Technology Investors, LLC 56-2181579
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         [X] (a)
                                                                         [ ] (b)
--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     WC
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     North Carolina
--------------------------------------------------------------------------------
Number of       7.  Sole Voting Power
Shares              15,121,667
Beneficially        ------------------------------------------------------------
Owned by        8.  Shared Voting Power
Each                0
Reporting           ------------------------------------------------------------
Person With     9.  Sole Dispositive Power
                    15,121,667
                    ------------------------------------------------------------
               10.  Shared Dispositive Power
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     15,121,667
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     36.9%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     OO
--------------------------------------------------------------------------------

CUSIP NO. 224056101                                                  PAGE 5 OF 8
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EXPLANATORY NOTE:

     This filing is the first amendment to that Schedule 13D filed on March 20, 2000 by Brian D. Fletcher ("Fletcher"), Kurt C. Reid ("Reid") and Technology Investors, LLC ("Technology Investors") with respect to beneficial ownership of the Common Stock of Cox Technologies, Inc. ("Cox"). On March 19, 2003, Technology Investors and Cox consummated a Stock Purchase Agreement (the "Purchase Agreement") whereby Technology Investors purchased 12,500,000 shares of Cox Common Stock in exchange for a purchase price of $750,000. Technology Investors is also the sole record holder of a 10% subordinated convertible promissory note in the amount of $2,500,000 (the "Note") issued by Cox. Fletcher and Reid continue to serve as the sole managers of Technology Investors and, as such, share voting and dispositive power with respect to the Common Stock acquired in the Purchase Agreement and the Common Stock issuable upon conversion of the Note. Fletcher and Reid each had an option to purchase notes with terms substantially similar to those of the Note having an aggregate principal amount of up to $500,000 that expired unexercised on 9/10/00. Fletcher and Reid each have been retained as consultants to Cox, serves as executive officers and directors, and in this capacity have received options to purchase 3,100,000 shares of Common Stock of which 1,500,000 are exercisable within 60 days of the date of this Report (the "Stock Options"). Fletcher, Reid and Technology Investors may be deemed, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to have formed a "group".

ITEM 1. SECURITY AND ISSUER.

     This schedule relates to the Common Stock of Cox Technologies, Inc., a North Carolina corporation. The principal executive offices of Cox are located at 69 McAdenville Road, Belmont, North Carolina 28012.

ITEM 2. IDENTITY AND BACKGROUND.

     (A)-(C) AND (F)

     This schedule is being filed on behalf of Fletcher,  Reid,  and  Technology
Investors   (collectively,   the  "Reporting   Persons")  as  a  result  of  the
transactions described under Items 3 and 5.

     Brian D. Fletcher, a United States citizen, is a Chief Operating Officer and Director of Cox. His address is 191 Bridgeport Drive, Mooresville, North Carolina 28117.

     Kurt C. Reid, a United States citizen, is a Chief Operating Officer and Director of Cox. His address is 102 La Bellevue Street, Morganton, North Carolina 28655.

     Technology Investors, LLC is a private investment company organized as a North Carolina manager-managed limited liability company. The address of its registered office is 191 Bridgeport Drive, Mooresville, North Carolina 28117.

     (D) AND (E)

     During the last five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On March 19, 2003,  Technology  Investors  purchased  12,500,000  shares of
Common Stock for $750,000 in the Purchase Agreement. The funds used in the Purchase Agreement were raised from contributions of the following persons holding membership interests in Technology Investors: Brian D. Fletcher, Debra
K. Haylett, Michael J. Heinen, Andrew J. Laczko, James H. Phillips, Kurt C. Reid, William F. Reid, and David L. Young. To the knowledge of the Reporting Persons, those contributing members of Technology Investors used personal funds for their contributions.

CUSIP NO. 224056101                                                  PAGE 6 OF 8
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ITEM 4. PURPOSE OF TRANSACTION.

     All shares of Common Stock acquired by the Reporting Persons have been acquired for general investment purposes. The Reporting Persons may from time to time seek to increase, reduce or dispose of their investment in Cox in open market or privately negotiated transactions or otherwise. The determination to effect any such transactions will depend on, among other things, the market price of the Common Stock, availability of funds, borrowing costs, market conditions, tax considerations, developments affecting Cox and the Reporting Persons, other investment opportunities available to the Reporting Persons and other considerations.

     From time to time and by virtue of their consulting, executive officer and director capacity, Fletcher and Reid, in their respective individual capacities or on behalf of Technology Investors, may hold discussions with third parties or with management of Cox in which Fletcher and Reid may suggest or take a position with respect to potential changes in the operations, management or capital structure of Cox. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4. Each of the Reporting Persons may, at any time, review or reconsider his or its position with respect to Cox and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (A) AND (B)

     Technology Investors beneficially owns 15,121,667 shares of Common Stock that represent 36.9% of the outstanding Common Stock as of the date of this Report and based upon conversion of the Note. This amount includes the 12,500,000 shares of Common Stock acquired in the Purchase Agreement and 2,621,667 shares of Common Stock issuable upon conversion of the Note.

     Fletcher beneficially owns 16,839,650 shares of Common Stock that represent 39.7% of the outstanding Common Stock as of the date of this Report and based upon conversion of the Note and exercise of his Stock Options and Note Options. This amount includes the 12,500,000 shares of Common Stock acquired in the Purchase Agreement, 2,621,667 shares of Common Stock issuable upon conversion of the Note, 1,500,000 shares of Common Stock issuable upon exercise of the Stock Options held by Fletcher, and 217,983 shares of Common Stock held of record by Fletcher. By virtue of his status as a manager of Technology Investors, Fletcher shares voting and dispositive power with respect to the shares of Common Stock acquired in the Purchase Agreement and the shares of Common Stock issuable upon conversion of the Note.

     Reid beneficially owns 16,836,650 shares of Common Stock that represent 39.7% of the outstanding Common Stock as of the date of this Report and based upon conversion of the Note and exercise of his Stock Options and Note Options. This amount includes the 12,500,000 shares of Common Stock acquired in the Purchase Agreement, 2,621,667 shares of Common Stock issuable upon conversion of the Note, and 1,500,000 shares of Common Stock issuable upon exercise of the Stock Options held by Reid, and 214,983 shares of Common Stock held of record by Reid. By virtue of his status as a manager of Technology Investors, Reid shares voting and dispositive power with respect to the shares of Common Stock acquired in the Purchase Agreement and the shares of Common Stock issuable upon conversion of the Note.

     (C)

     Except for the acquisition of Common Stock under the Purchase Agreement described in the Explanatory Note above, the Reporting Persons have not effected any transactions in Cox common stock during the past 60 days.

     (D) AND (E)

     Not applicable.

CUSIP NO. 224056101                                                  PAGE 7 OF 8
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER.

     No additional contracts, arrangements, understandings or relationships are required to be reported.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     EXHIBIT 1: Stock Purchase Agreement dated as of January 20, 2003, by and between Cox Technologies, Inc. and Technology Investors, Inc.

CUSIP NO. 224056101                                                  PAGE 8 OF 8
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.


Dated: March 19, 2003

                                              /s/ Brian D. Fletcher
                                              ----------------------------------
                                              Brian D. Fletcher



                                              /s/ Kurt C. Reid
                                              ----------------------------------
                                              Kurt C. Reid



                                              TECHNOLOGY INVESTORS, LLC


                                              By: /s/ Brian D. Fletcher, Manager
                                                  ------------------------------
                                                  Brian D. Fletcher, Manager



                                              By: /s/ Kurt C. Reid, Manager
                                                  ------------------------------
                                                  Kurt C. Reid, Manager


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, PROVIDED, HOWEVER, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).